

October 2, 2024

<u>Via Electronic Filing</u>

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

      Re: Amendments to Form 1

Dear Sir or Madam:

      Enclosed please find an amendment to Exhibit I of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 reflecting amendments made to Exhibit I that is on file for The Nasdaq Stock Market LLC ("NASDAQ"), Nasdaq BX, Inc. ("BX"), Nasdaq GEMX, LLC ("GEMX"), Nasdaq ISE, LLC ("ISE"), Nasdaq PHLX, LLC ("Phlx"), Nasdaq MRX, LLC ("MRX"), (collectively, the "Exchanges").

      If you have any questions, please do not hesitate to contact Sun Kim, Associate General Counsel at (646) 420-7816 or sun.kim@nasdaq.com.

                Sincerely,

                Sun Kim

                Sun Kim
                Associate General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed 10/02/2024	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Nasdaq, GEMX, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

151 W. 42 Street, New York, NY

24003450

3. Provide the applicant's mailing address (if different):

Office of General Counsel

805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

301.978.8400   301.978.8472

(Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

Sun Kim, Associate General Counsel, 1-646-420-7816

(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

John Zecca

805 King Farm Blvd.

Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31, 2024

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership   ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 12/15/2005   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3.   The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 10/2/2024   John A. Zecca for Nasdaq, GEMX, LLC

(MM/DD/YY)   (Name of applicant)

By: *John A. Zecca* Date: 2024.10.02 14:57:19 -04'00'   John A. Zecca, EVP and Chief Legal Officer

(Signature)   (Printed Name and Title)

Subscribed and sworn before me this _____ day of _____, _____ by _____

(Month)   (Year)   (Notary Public)

My Commission expires _____ County of _____ State of _____

Based upon relief from the Commision staff and difficulties arising from Covid-19, The Nasdaq Stock Market, LLC is is making this filing without notarization.

Financial Statements

Nasdaq GEMX, LLC
Year Ended December 31, 2023
With Report of Independent Accountants

Nasdaq GEMX, LLC

Financial Statements

Year Ended December 31, 2023

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Auditors

The Board of Directors and Member
Nasdaq GEMX, LLC

Opinion

We have audited the consolidated financial statements of Nasdaq GEMX, LLC (the "Company"), which comprise the consolidated balance sheet as of December 31, 2023, and the related consolidated statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

October 1, 2024

Balance Sheet
(In Thousands)

December 31, 2023

Assets

Receivables, net	$	4,911
Receivable from Nasdaq, Inc., net		11,459
Property and equipment, net		4,312
Other assets		17,982
Total assets	$	38,664

Liabilities and stockholder's equity

Accounts payable and accrued expenses	501
Section 31 fees payable to the SEC	725
Other accrued liabilities	89
Total liabilities	1,315

Member's equity:

Total member's equity		37,349
Total liabilities and member's equity	$	38,664

See accompanying notes to financial statements.

Nasdaq GEMX, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2023

Revenues:		
Market Services	$	139,186
Capital Access Platforms		1,131
Financial Technology		4,764
Other revenue		72
Total revenues		145,153
Transaction-based expenses		
Transaction rebates		(99,888)
Brokerage, clearance, and exchange fees		(2,467)
Total Transaction-based expenses		(102,355)
Revenues less transaction-based expenses		42,798
Operating expenses:		
Compensation and benefits		267
Depreciation & Amortization		49
Provision for bad debt		738
Professional and contract services		99
Regulatory fees		773
Computer Operations & Data Communication		1,161
General, administration, and other		840
Total operating expenses		3,927
Net income	$	38,871

See accompanying notes to financial statements.

Nasdaq GEMX, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2023

Balance at January 1, 2023	$42,478
Dividend to Parent	(44,000)
Net income	38,871
Balance at December 31, 2023	$ 37,349

See accompanying notes to financial statements.

Nasdaq GEMX, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2023

Cash flows from operating activities		
Net income	$	38,871
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		49
Provision for bad debt		738
Net change in operating assets and liabilities:		
Receivables, net		718
Receivable from Nasdaq, Inc.		11,603
Other assets		(6,874)
Accounts payable and accrued expenses		291
Section 31 fees payable to the SEC		(909)
Other accrued liabilities		24
Net cash provided by operating activities		44,511
Cash flow from investing activities		
Purchases of property and equipment		(511)
Net cash used by investing activities		(511)
Cash flows from financing activities		
Dividend to Parent		(44,000)
Net cash used in financing activities		(44,000)
Net change in cash and cash equivalents		—
Cash and cash equivalents at beginning of period		—
Cash and cash equivalents at end of period	$	—

See accompanying notes to financial statements.

Nasdaq GEMX, LLC

Notes to Financial Statements

December 31, 2023

1. Nature of Operations

Nasdaq GEMX, LLC ("GEMX", the "Exchange" or "we"), is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. ("ISE Holdings" or the "Parent"). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of the capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq").

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option and index option products for its members. GEMX received regulatory approval to become a national securities exchange in July 2013, and formally commenced trading in August 2013. As a Self-Regulatory Organization ("SRO"), GEMX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission's ("SEC") Federal Securities Laws and Exchange Rules.

GEMX is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange's financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivables, Net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary.

In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), GEMX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, the Exchange reviews the reserve for uncollectible accounts periodically and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against Receivables, net on the Balance Sheet was $19 thousand as of December 31, 2023.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life. See Note 5, "Property and Equipment, Net" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds

the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Other Assets

As of December 31, 2023, other assets include the following:

- CAT receivable of $11.7 million. For a further discussion of the CAT receivable, see Note 7, "Risks and Uncertainties";
- Prepaid expense of $4.3 million related to our migration to the Amazon Web Services cloud-computing platform; and
- Membership deposits of $2.0 million related to the Options Pricing Reporting Authority, LLC ("OPRA") and the Options Clearing Corporation.

Costs incurred in a cloud-computing arrangement that is a service contract are amortized over the expected service period.

Revenue Recognition and Transaction-based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes equity derivative trading revenues. GEMX charges transaction fees for trades executed on the exchange, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. GEMX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in Accounts payable and accrued expenses in the Balance Sheet.

GEMX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

GEMX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

We provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. These participants are charged monthly fees for connectivity and support in accordance with our published fee schedules. These fees are recognized on a monthly basis when the performance obligation is met. Revenues for providing access to our markets, communication services and monthly exchange membership and registration fees are recognized on a monthly basis as the service is provided.

Capital Access Platforms

The Exchange also collects, processes, and creates information and earns revenues as a distributor of its own data, as well as select third-party content. The Exchange provides varying levels of quote and trade information to market participants and to data distributors, who in turn sell subscriptions for this information to the public. The Exchange earns revenues primarily based on the number of data subscribers and distributors of its data. These revenues are charged and recognized on a monthly or quarterly basis when earned.

Financial Technology

Financial technology includes our trade management services business. Trade management services provide market participants with a wide variety of alternatives for connecting to and accessing our markets for a fee. Our marketplaces may be accessed via a number of different protocols used for quoting, order entry, trade reporting and connectivity to various data feeds. These revenues are charged and recognized on a monthly basis when earned.

Other revenue

Other revenue includes interest earned and fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Property and Equipment, Net

The Exchange's property and equipment comprises the following:

	December 31, 2023
	(In Millions)
Software, internally developed / acquired	3.8
Furniture, equipment, and leasehold improvements	0.5
Total property and equipment	4.3
Less – accumulated depreciation and amortization	—
Total property and equipment, net of accumulated depreciation	$ 4.3

The Exchange follows the provisions of ASC 350-40, "Internal-Use Software", which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $49.2 thousand of costs during the year ended December 31, 2023, included in *Property and equipment, net* on the Balance Sheet. At December 31, 2023, unamortized capitalized software development was $3.8 million.

For the year ended December 31, 2023, capitalized software amortization expense was $32.1 thousand, while total depreciation expense relating to all other property and equipment was $17.0 thousand. These amounts are included in *Depreciation and amortization expense* on the Statement of Income.

4. Related-Party Transactions

GEMX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by GEMX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by GEMX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in compensation and benefits is the compensation for the employees charged to the Company in the amount of $0.3 million.

For the year ended December 31, 2023, the occupancy expense from Nasdaq PHLX LLC ("PHLX") for PHLX office space used by the Exchange's employees was immaterial. The amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *General, administration, and other* expense on the Statement of Income.

GEMX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $0.8 million for the year ended December 31, 2023.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. GEMX incurred $0.4 million in transaction fees from NES for options contracts routed away from GEMX. The Exchange also earns transaction and access fees from NES for options contracts routed to GEMX, resulting in amounts receivable from affiliated companies. GEMX assessed $0.2 million in transaction and access fees to NES for options contracts routed to GEMX.

On June 30, 2016, GEMX entered into a Regulatory Services Agreement with Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC ("EXCH"), PHLX, Nasdaq ISE, LLC ("ISEL"), and Nasdaq MRX, LLC ("MRX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2023, $11.5 million remained in *Receivable from Nasdaq, Inc.* All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2023, the Exchange paid a dividend of $44 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement into a single account.

5. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

Nasdaq's Federal income tax return is under audit for tax year 2018 and is subject to examination by the Internal Revenue Service for the years 2020 through 2022. Several state tax returns are currently under examination by the respective tax authorities for the years 2014 through 2022.

6. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between GEMX, PHLX, EXCH, BX, ISEL, and MRX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability

Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2023.

General Litigation

GEMX may be involved in litigation arising in the normal course of business. GEMX is not a party to any litigation that management believes could have a material adverse effect on GEMX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2023.

7. Risks and Uncertainties

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which GEMX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, GEMX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If GEMX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, GEMX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

GEMX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. GEMX's potential exposure to credit losses on these transactions is represented in the *Receivables, net* balance on the Balance Sheet. GEMX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates

changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect GEMX's financial position and results of operations.

GEMX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that GEMX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on GEMX's business, financial condition and operating results. GEMX must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements.

Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including GEMX) in exchange for promissory notes that GEMX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes GEMX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that GEMX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $0.7 million provision for the promissory notes for the year ended December 31, 2023 and the amount is included in *Provision for bad debt* on the Statement of Income. At December 31, 2023, GEMX holds $11.7 million, net of reserve of $7.7 million, in promissory notes from CAT MNS, LLC and the amount due is included in *Other assets* on the Balance Sheet.

8. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables,*

net, Receivable from Nasdaq, Inc. and *Other assets* approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include *Accounts payable and accrued expenses*, *Section 31 payable to the SEC* and *Other accrued liabilities*, are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Exchange has evaluated subsequent events through June 18, 2024, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.